Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES

FILING OF FORM 20-F FOR THE FISCAL YEAR ENDED 2017 AND PUBLICATION OF MINERAL RESERVES AND MINERAL RESOURCES REPORT

Luxembourg, April 30, 2018 — Nexa Resources S.A. (NYSE, TSX: NEXA) (“Nexa Resources” or the “Company”), announces that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 with the U.S. Securities and Exchange Commission (www.sec.gov/edgar) and on SEDAR in Canada (www.sedar.com).

Nexa Resources also announces the publication of its report with updated information relating to mineral reserves and resources as of December 31, 2017. Such report discloses estimated contained metal in the Proven and Probable Mineral Reserve categories in which the calculation was in accordance with the 2014 CIM (Canadian Institute of Mining. Metallurgy and Petroleum) Definition Standards, whose definitions are incorporated by reference in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) totaling an aggregate of contained metal in reserves of 3,897.2 thousand tonnes of zinc,  430.8 thousand tonnes of copper, 592.6 thousand tonnes of lead, 3,468,642 kilograms of silver and 2,919 kilograms of gold, representing an increase of 8.7% for zinc, 5.6% for copper, 6.6% for lead, 7.9% for silver and a 5.4% decrease in gold, in comparison to information provided in our previous publicly available technical reports.

An increase in reserves estimates aggregate tonnage at Cerro Lindo in Peru (3.3 million tonnes or 6.2%) and Vazante in Brazil (3.1 million tonnes or 20.6%) resulted from a successful exploration program that increased the resource base combined with the improvement in operational conditions, such as mine recovery in Cerro Lindo. In the case of Atacocha in Peru, the reserves estimate increase in aggregate tonnage (3.0 million tonnes or 17.6%) resulted from the granting of permits in respect of our open pit operation (Tajo San Gerardo), which expanded the pit limits. Reserves estimates net increase was 8.9 million tonnes compared to our previously disclosed estimates reserves dated as of June 30, 2017.

The report also includes mineral reserves and/or mineral resources estimates for our El Porvenir mine in Peru and Morro Agudo mine in Brazil and our greenfield projects — Aripuanã and Caçapava do Sul in Brazil and Shalipayco, Magistral, Hilarión, Pukaqaqa and Florida Canyon in Peru.

The mineral reserves and mineral resources report contains descriptions of our mineral reserves and mineral resources estimates prepared in accordance with NI 43-101, and may not be comparable to similar information prepared in accordance with Industry Guide 7 that is presented in our annual report on Form 20-F.

The annual report on Form 20-F and the mineral reserves and mineral resources report are available on the Company’s website (www.nexaresources.com).

NYSE, TSX: NEXA

Contact: ir@nexaresources.com

Technical Information

The scientific and technical information contained in this news release has been reviewed, verified and approved by Thiago Nantes Teixeira B. Eng, FAusIMM, Mining Manager of Nexa Resources, a “Qualified Person” as defined in NI 43-101. The report with updated information relating to mineral reserves and resources as of December 31, 2017 and technical reports relating to Nexa Resources’ mineral properties referenced in this news release are available under the Company’s SEDAR profile at www.sedar.com. Such reports include relevant information regarding, among others, the effective dates and the assumptions and parameters relating to mineral reserves and resources cited in this news release, as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this news release.

About Nexa Resources S.A.

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 12 largest zinc mines in the world. For more details, please access www.nexaresources.com.

For further information, please contact:

Nexa Resources - Investor Relations

Leandro Cappa

ir@nexaresources.com